Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174085

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated August 12, 2011)

PATIENT SAFETY TECHNOLOGIES, INC.

This is a prospectus supplement to our prospectus dated August 12, 2011 (as supplemented and amended, the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 31,244,769 shares of our common stock, including shares issuable upon conversion of our Series B Convertible Preferred Stock and shares issuable upon the exercise of outstanding warrants.  We will not receive any proceeds from any resale of the shares of common stock being offering by the Prospectus.  We will, however, receive the net proceeds of any warrants exchanged for cash.

We are filing this prospectus supplement to update, amend and supplement certain information included in the Prospectus with the information contained under the caption "Selling Stockholders" set forth below.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

Our common stock is traded on the OTC Bulletin Board under the symbol "PSTX".  On November 23, 2011, the closing price of our common stock was $1.30 per share.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” referenced on pages 5-17 of the Prospectus and under similar headings in supplements to the Prospectus in determining whether to purchase the common stock.

You should rely only on the information contained in the Prospectus, including this prospectus supplement.  We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

The information in footnote 14 to the table appearing under the caption "Selling Stockholders" beginning on page 18 of the Prospectus is amended and restated by this prospectus supplement.  Footnote 14 describing the shares owned by Selling Stockholder Francis Capital Management, LLC incorrectly states that Catalysis Offshore, Ltd purchased 10,000 shares of Series B Preferred Stock in the Company's June 2010 private placement.  Catalysis Partners, LLC is the correct purchaser of such shares.

Footnote 14 to the Selling Stockholders table is amended and restated herein by (i) deleting the reference to Catalysis Offshore, Ltd. in the second sentence of footnote 14 on page 21 and (ii) updating for Francis Capital Management, LLC the information in footnote 14 as set forth below:

(14)           Includes 152,640 shares of common stock owned by Francis Capital Management, LLC (of which 80,640 shares were acquired in the July 2009 exchange offer, 72,000 shares were acquired in the October 2007 private placement), 1,718,864 shares of common stock owned by Catalysis Partners, LLC (“Catalysis”) (of which 1,070,760 shares were acquired in the July 2009 exchange offer, 648,000 shares were acquired in the October 2007 Private Placement and 104 shares were otherwise held), and 1,335,336 shares of common stock owned by Catalysis Offshore, Ltd (of which 783,240 shares were acquired in the July 2009 exchange offer and 552,000 shares were acquired in the October 2007 Private Placement and 96 shares were otherwise held).  Includes 1,333,333 shares of our common stock issuable upon conversion of 10,000 shares of our Series B Preferred Stock purchased by Catalysis in our June 2010 private placement, plus 70,267 shares of our common stock issuable upon conversion of 527 shares of our Series B Preferred Stock received as pay-in-kind dividends, based on dividing the $100 per share stated value of the Series B Preferred Stock by the current conversion price of $0.75 per share.  Conversion of the Series B Preferred Stock is subject to the Beneficial Ownership Limit set forth in footnote 3.  Francis Capital Management, LLC acts as the investment manager for Catalysis and Catalysis Offshore, Ltd. and may be deemed to beneficially own such securities. Mr. Francis, a director of the Company, has voting and investment control over securities held by Francis Capital Management, LLC, but disclaims beneficial ownership of such securities.

This prospectus supplement does not impact any Selling Stockholders except as set forth above and does not impact the applicable percentage of ownership in the table for any Selling Stockholder.

The date of this prospectus supplement is November 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATIENT SAFETY TECHNOLOGIES, INC.

Date: November 28, 2011	By:	/s/ Brian E. Stewart
Brian E. Stewart, President and Chief
Executive Officer

Date: November 28, 2011	By:	/s/ David Dreyer
David Dreyer, Executive Vice President,
Chief Financial Officer, and Secretary